

Marcus Johnson (Awesome) · 3rd
CISO at Happioh
Washington, District of Columbia, United States · Contact info
461 connections

 Happioh Inc.

Oregon Institute of Technology

Experience


Chief Information Security Officer
Happioh Inc. · Full-time
Oct 2021 - Present · 5 mos

In my role as CISO at Happioh I am responsible for developing and implementing an information security program, which includes procedures and policies designed to protect enterprise communications, systems and assets from both internal and external threats.
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Project Manager
Runway Software · Full-time
Feb 2021 - Present · 1 yr 1 mo


Director of Sales
NotTheFed · Part-time
Mar 2018 - Present · 4 yrs

At NotTheFed I meet with potential clients, describe our service offerings, and manage client relationships. NotTheFed is a boutique security consultancy which performs penetration testing and simulated phishing attacks for our clients. I manage an international team of remote subject matter experts tasked with discovering and resolving security issues. Another part of my responsibilities at NotTh ...see more


Sr. Project Manager
InTec, LLC · Full-time
Apr 2019 - Feb 2021 · 1 yr 11 mos
Washington D.C. Metro Area

Led a portfolio of projects for a variety of US government clients. During my time there, I earned a customer service award.


Project Manager / At Sea Data and Communications Specialist
Royal Caribbean International
Dec 2014 - Feb 2018 · 3 yrs 3 mos
International

Worked at sea with IT management to coordinate IT transformation projects on board the Independence of the Seas, Serenade of the Seas, Ovation of the seas, Oasis of the Seas and Vision of the Seas. Coordinated vendors teams from O3B and Harris CapRock to transform on-board satellite based voice and data networks to accommodate high-speed upgrades to VOOM wireless internet. ...see more

See all 13 experiences

Education


Oregon Institute of Technology
CSET, Computer Software Engineering Technology
1996 - 1998

Activities and societies: IEEE

I attended Oregon Institute of Technology. The things I spent time and energy researching were; artificial intelligence (and its future and current applications - case based reasoning was the hot thing in AI at the time), crypt-analysis (and automating old hand done cipher systems), and practical attacks on networks, phones, and operating systems (the vulnerabilities I was exploiting and techniques I u ...see more


The Art Institutes
N/A, Culinary Arts/Chef Training
2009 - 2009
Grade: N/A

Activities and societies: Earned ServSafe Certification with a score of 97%

Studied culinary arts as part of a retraining program after being laid off from Microsoft.
I was told my knife handling skills were exemplary.

Southern Oregon University
Management of Information Technologies: Network Engineering / Telecommunications
1998 - 2000

Activities and societies: I was accepted to SOU School of Business, studied management, business processes, corporate accounting, and marketing in addition to my studies within my major (Computer Science).
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IEEE Student Member
SCIP Student Member